Exhibit 23

REDDY ICE HOLDINGS, INC.

8750 North Central Expressway, Suite 1800

Dallas, Texas 75231

April 17, 2008

Mr. Stanley P. Gold

Shamrock Activist Value Fund, L.P.

4444 Lakeside Drive

Burbank, California 91505

The following sets forth the agreement between Shamrock Activist Value Fund, L.P. (“SAVF”) and its affiliates listed in the signature blocks below (collectively, “Shamrock”) and Reddy Ice Holdings, Inc. (the “Company”):

1.       The number of directors constituting the full Board of Directors of the Company (the “Board”) will be increased by the Board to seven directors within one business day after execution of this agreement by all parties hereto. Mr. Christopher Kiper will be appointed to the Board effective on the first business day following the execution of this agreement by all parties hereto, to fill one of the vacant directorships. Mr. Michael Rauch will be appointed to the Board effective on the first business day following the execution of this agreement by all parties hereto, to fill the other vacant directorship. The parties hereto acknowledge that Mr. Tracy Noll has informed the Board of his decision not to stand for reelection to the Board, as a result of which his term would end effective May 28, 2008, upon the election of directors at the Company’s annual meeting. The Board will cause the number of directors constituting the full Board (the “Board Size”) to be reduced to six directors effective May 28, 2008 or earlier if Mr. Noll were to resign prior to such date. If the Company names a new Chief Executive Officer during the Effective Period, the Board, acting as a whole, may add such individual as an additional director. In that event, (A) the Board Size shall be temporarily increased to seven upon such individual’s election and (B) upon the subsequent departure of a member of the Board, the Board shall cause the Board Size to be reduced to six directors.

From and after the date of the appointments of Messrs. Kiper and Rauch until the earlier of (A) December 1, 2009 and (B) the date as of which Shamrock beneficially owns less than 5.0% of the Company’s outstanding common stock (such period, the “Effective Period”), the Company shall take no other action to (i) otherwise change the size (whether by increase or decrease) of the Board, other than as contemplated herein, (ii) amend, in any respect, the certificate of incorporation or bylaws of the Company, other than as contemplated herein, (iii) select a date earlier than December 1, 2009 as the deadline for advance notice to the Company of stockholder proposals with respect to the Company’s 2010 annual stockholders meeting or (iv) enter into any agreement to do any of the foregoing, in each case, without the prior written consent of SAVF.

2.       During the Effective Period, Shamrock shall have the right to have two representatives designated by SAVF (the “SAVF Designees”) included in the Board’s slate nominated for election to the Board, in each case provided that such SAVF Designees are acceptable to the Company in the good faith reasonable discretion of the Board, and the Board will duly adopt a resolution nominating such representatives for election to the Board at each annual meeting of the Company’s stockholders during the Effective Period and directing the Company and its officers and agents to solicit votes for the election of each of the nominees included in the Board’s slate in the same manner. Pursuant to the terms of this agreement, the Company will use its commercially reasonable efforts to secure the election to the Board of each such SAVF Designee during the Effective Period. The Company hereby confirms that each of Messrs. Kiper and Rauch is reasonably acceptable to the Board, and Shamrock confirms that the appointments of Messrs. Kiper and Rauch to the Board in satisfaction of the requirements of paragraph 1 meet the requirements of this paragraph 2. For avoidance of doubt, Shamrock shall not have the right to have a representative designated by SAVF included in the Board’s slate nominated for election to the Board if the election of such SAVF Designee would cause more than two SAVF Designees to be serving on the Board.

3.       If, during the Effective Period, any SAVF Designee is unable or unwilling to continue to serve on the Board and as a result there is a vacancy created on the Board, the Board shall, consistent with its fiduciary duties, appoint a replacement designated by SAVF to fill the resulting vacancy, provided that such substitute SAVF Designee otherwise satisfies the requirements for nomination set forth in the preceding paragraph. In addition, SAVF shall have the right to designate a replacement SAVF Designee, for election to the Board at any meeting of Company stockholders during the Effective Period, upon notice to the Company.

4.       During the Effective Period and for as long as each SAVF Designee meets the requirements for nomination set forth in the preceding paragraphs, the Board shall, consistent with its fiduciary duties, (i) nominate such SAVF Designee for election at such annual stockholders meeting, (ii) recommend and use its commercially reasonable efforts to support each such SAVF Designee’s election to the Board as described in paragraph 2; and (iii) appoint such SAVF Designees to the committees of the Board as described in paragraph 6.

5.	During the Effective Period and provided the Board and the Company otherwise are in compliance with this agreement:

(a) Shamrock will vote all of the shares it owns in support of each slate of directors nominated by the Board (and will not support or participate in any “withhold the vote” or similar campaign, or support any other Board nominees other than the slate of directors nominated by the Board);

(b) Except for candidates SAVF is entitled to have appointed pursuant to paragraph 1 or nominated as SAVF Designees pursuant to paragraph 2 or designated as a replacement for a SAVF Designee who has left the Board pursuant to paragraph 3 above, Shamrock will not propose (other than a proposal to the Board or committee thereof as permitted by paragraph 5(c)) any candidates for election as directors of the Company; and

(c) Shamrock will not: (i) propose any shareholder proposals or proxy resolutions or make any proposal regarding nominees for director for approval by the Company’s stockholders; provided, however, that Shamrock will be entitled to make any proposals or nominee suggestions it wishes solely to the Board or a committee thereof or to members of the Company’s management; or (ii) except as permitted pursuant to Section 7, conduct any proxy solicitations with respect to the voting of the Company’s voting securities against the recommendation of the Board regarding the election of directors.

Subject to the appointment of the persons specified in paragraph 1 as directors of the Company and the Company’s and the Board’s continued compliance with the terms hereof, Shamrock withdraws its previously announced notice of its intent to nominate directors with respect to the Company’s 2008 annual stockholders meeting.

6.       Each of the parties hereto agrees that, within one business day after execution of this agreement, the Board will duly adopt resolutions appointing (A) Mr. Kiper to the Compensation Committee, (B) Mr. Kiper to the Audit Committee, and (C) Mr. Rauch to the Corporate Governance and Nominating Committee. As a result of the foregoing appointments pursuant to this paragraph 6, (i) the Compensation Committee shall be reconstituted to consist of Mr. Theodore Host, Mr. Robert Verdecchio and Mr. Kiper; (ii) the Audit Committee shall consist of Mr. Tracy Noll (until the earlier of his retirement from the Board or May 28, 2008), Mr. Michael McGrath, Mr. Verdecchio and Mr. Kiper; (iii) the Corporate Governance and Nominating Committee shall consist of Messrs. McGrath, Host and Rauch; and (iv) the Special Committee shall consist of Messrs. Host, McGrath, Verdecchio, Kiper, Rauch and Mr. Noll (until the earlier of his retirement from the Board or May 28, 2008).

During the Effective Period, unless otherwise consented to in writing, both SAVF Designees shall be members of the Special Committee and at least one SAVF Designee shall be a member of each of the other committees and subcommittees of the Board.

7.       Notwithstanding the foregoing or anything to the contrary herein, nothing in this agreement shall in any way limit Shamrock’s rights as a stockholder to freely vote its securities on any matter other than with respect to the election of directors (as to which Shamrock shall comply with the terms hereof during the Effective Period).

8.       Each of the parties hereto agrees that each of the SAVF Designees, upon appointment or election to the Board, will serve as an integral member of the Board and be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights and benefits, including (but not limited to) with respect to insurance, indemnification, compensation and fees, as are applicable to all non-management directors of the Company.

9.       Each of SAVF and the other entities included within Shamrock agrees that it will cause its affiliates, current and future, to comply with the terms of this agreement.

10.       The Company shall issue a mutually agreed upon press release within 24 hours of this letter having been executed by Shamrock and the Company announcing the terms of this agreement.

11.       This agreement may only be modified through a written agreement signed by the Company and by SAVF.

12.       This agreement has been duly authorized by the Board and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Upon execution and delivery by Shamrock, this agreement will be a valid and binding obligation of Shamrock, enforceable against Shamrock in accordance with its terms.

13.       Each of the Company and Shamrock acknowledges and agrees that irreparable harm would occur in the event any of the provision of this agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breach of the provisions of this agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery or any federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

14.       This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof.

15.       This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

16.       This agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Please indicate your agreement with the terms set forth above by signing below.

Very truly yours,

REDDY ICE HOLDINGS INC.

By:	/s/ William P. Brick
Name: William P. Brick
Title: Chairman of the Board, Chief Executive Officer and President

By:	/s/ Robert N. Verdecchio
Name: Robert N. Verdecchio
Title: Director and Chairman of the Corporate Governance and Nominating Committee

Accepted and agreed as of the date set forth above.

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Stanley P. Gold
Name: Stanley P. Gold
Title: President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Stanley P. Gold
Name: Stanley P. Gold
Title: President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Stanley P. Gold
Name: Stanley P. Gold
Title: President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Stanley P. Gold
Name: Stanley P. Gold
Title: President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Stanley P. Gold
Name: Stanley P. Gold
Title: President